[LETTERHEAD OF PHARMOS CORPORATION]

December 8, 2008

Ms. Jennifer Riegel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington DC 20549

Mail Stop 6010

Re:	Pharmos Corporation
Registration Statement on Form S-3

File No. 333-149604

Dear Ms. Riegel:

Pharmos Corporation (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement to 11:00 AM on Tuesday, December 9, 2008, or as soon as practicable thereafter.

The Company acknowledges the following:

▪	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PHARMOS CORPORATION

By: /s/ S. Colin Neill

Name: S. Colin Neill

Title: President and Chief Financial Officer